Filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to 14a-6 under the
Securities Exchange Act of 1934, as amended
Filing Person: Corporate Property Associates 16 — Global Incorporated / CPA 16 Holdings Inc.
Subject Company: Corporate Property Associates 14 Incorporated
Registration No. 333-171538
March 14, 2011
Dear Financial Advisor,
The boards of directors (the “boards”) of Corporate Property Associates 16 — Global Incorporated (“CPA®:16 — Global”) and Corporate Property Associates 14 Incorporated (“CPA®:l4”), a non-traded REIT also managed by our advisor, W. P. Carey & Co. LLC (“W. P. Carey”), have approved a plan to merge the two companies, with CPA®:16 — Global being the surviving company. CPA®:16 — Global’s board has determined that this merger offers CPA®:16 — Global stockholders the ability to acquire a large portfolio of high-quality, net-leased properties that complement its existing portfolio, providing CPA®:16 — Global even greater portfolio diversification and the opportunity to increase its revenue and cash flow.
While stockholders of CPA®:16 — Global are not required to approve the merger itself, CPA®:16 — Global stockholders are being asked to approve:
•	an alternate merger structure to provide for a tax-efficient transaction if the amount of cash elected to be received by CPA®:14 stockholders in the merger could cause the merger to be a taxable transaction.

•	the reorganization of CPA®:16 — Global into an umbrella partnership REIT, or “UPREIT,” structure; and

•	to amend CPA®:16 — Global’s charter to increase the authorized shares from 250,000,000 to 400,000,000.
Included in this package you will find a list of your clients who are CPA®:16 — Global stockholders and copies of the merger-related documents that are being sent to them. Please see the enclosed merger brochure and Proxy Statement/Prospectus for a more complete description of the proposals.
The timeline of events for the proposed merger is as follows:
February 28, 2011 — Record date for stockholders entitled to vote on the merger proposal

March 14, 2011 — Commencement of mailing of Joint Proxy Statement/Prospectus to stockholders and their financial advisors
March 14, 2011 through April 26, 2011 — Proxy solicitation period. All proxies for stockholders not in attendance at the Special Meeting must be received and processed prior to the meeting.
April 26, 2011 — Special Meeting of CPA®:16 — Global Stockholders at 11 a.m. ET at the offices of W. P. Carey & Co. LLC
Stockholders may authorize their proxy:
•	By mail, in the return envelope stockholders have been provided

•	By Internet at www.proxy-direct.com

•	By telephone (US. and Canada residents only) at 1-866-241-6192, 24 hours a day, 7 days a week
If we approach the date of the Special Meeting and have not received enough proxies to reach a quorum, Computershare Fund Services, the solicitation agent for the merger, may contact your clients to solicit their vote. Please encourage your clients who are CPA®:16 — Global stockholders to vote at their earliest convenience. With your assistance, we will be able to get the votes required without your clients being contacted by Computershare Fund Services.
Computershare may answer any questions that you or your clients may have as they relate to the proposed merger. They can be reached at their toll-free number, 1-866-525-2692. Please contact our Investor Relations Department at 1-800-WP CAREY (1-800-972-2739) with questions regarding any of your clients’ stockholdings.
We thank you again for your continued confidence and support.
     Most sincerely,

Wm. Polk Carey	Trevor P. Bond	Thomas E. Zacharias
Chairman	Chief Executive Officer	President

Additional Information About The Proposed Merger
CPA®:14 stockholders, CPA®:16 — Global stockholders and other investors are urged to read the joint proxy statement/prospectus and other materials which were filed by CPA®:14 and CPA®:16 — Global with the U.S. Securities and Exchange Commission (the “SEC”). These documents contain important information, which should be read carefully before any decision is made with respect to the proposed merger. As these documents are filed with the SEC, they become available for free at the SEC’s website (www.sec.gov). These documents will also be available for free by accessing CPA®:16 — Global’s website (www.cpa16global.com) or by accessing CPA®:14’s website (www.cpa14.com). CPA®:16 — Global, CPA®:14 and certain of their executive officers and members of management may be deemed to be participants in the solicitation of stockholders in connection with the proposed merger. Investors may obtain information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of stockholders in connection with the proposed merger, including any interest they have in the proposed merger, by reading the joint proxy statement/prospectus filed with the SEC.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.